PFAX101

Exemption File No. 82-35011

RECEIVED
2009 OCT 20 A 8:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	02-Oct-2009
Time	12:35:22
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

SUPPL

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Resignation of Robin Adair

09047118

dw 10/20

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco

Earthmoving equipment solutions

Market release
2 October 2009

Resignation of Robin Adair

The Company wishes to advise that it has received notice from Mr. Robin Adair, Executive Director, Global Asset Management, Business Strategy and Development, that he will be leaving Emeco at the end of November 2009 to pursue a number of personal endeavours.

The Chairman of the Company, Mr. Alec Brennan thanked Mr. Adair for the contribution he has made to the advancement of Emeco over the past 9 years. "Robin played a key role in steering the Company through a rapid growth period that led to a change of ownership in 2004 into private equity hands and the IPO which took place in July 2006. He has made a significant contribution at both the board level and within the senior leadership group of the Company. We wish him the very best for the future".

The Company will take this opportunity to restructure the senior leadership group by reallocating a number of Robin's current responsibilities. Mick Turner, who works closely with Robin in the asset management and procurement area, will be promoted into the role of General Manager, Global Asset Management.

A number of commercial functions that are currently being managed by Robin will be transferred to Steve Gobby, our Chief Financial Officer.

In due course and in recognition of the improving global economic environment, a role of General Manager, Global Business Development will be created.

Both new General Management roles will answer directly to the Managing Director and Chief Executive Officer of Emeco.

Further enquiries should be directed to:

Mr Laurie Freedman
Chief Executive Officer
T - (08) 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer and has a global fleet approaching 2,000 machines including equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com